Pinnacle Associates Ltd.
                 STOCKS REQUIRING "13D" REPORTING
                         December 31, 2001

Percentage: 5.00%

                                  Shares     Reporting    Quantity
            Stocks              Outstanding*   Level*    Managing*
------------------------------  -----------  ----------  ----------

Flushing Financial Corp              13,488         674         685
Tsingtao Brewery Ltd H Shares             0           0         105


* Quantities are expressed in units of thousands.


Missing report levels for the following stocks:

AT&T Capital Corp 8.25%
Abbey Natl PLC 7.25% 06/15/2004
ABN Amro Cap
Alliance Corporate Bond PT-C
American Express Co. Capital Trust I 7% Pf
American Trustee Inc
Bank New York Cap III 7.05% 3/1/28 Ser D
Bank One Cap II
Bank America 7.00% Pfd
Barclay's Bank
Barclays Bk Plc 8
Bear Stearns Cap Tr 7.50% Pr
Beneficial Corp 4.30
Calif Fed Pfd 9.125% Ser A
CarrAmerica 8.55% Pfd C
Ctl Hudson G&E 4.5% Pf
Cons Cap Inst Prtys III Reg Ltd PRNRSHR
Chase Cap IV 7.34% Pfd due 12/06/2027
Chase Preferred Cap Corp 8.1% Ser A
Corporate Ppty Assoc 14 Reg Ltd Ptnr
Cherokee Inc 11/01/99
Cherokee Inc 11/01/99
Citigroup Cap I 8.00%
Citigroup Cap Iv Trups 6.850%
Citigroup Capital 7% Pfd
Citigroup Capital VIII 6.95%
Citizens Util 5% cv pfd
Citizens Utilities 5% Conv Preferred
Coastal Fin I Tr 8.375% Originated Pfd Sec
Conn Imit 14 M
Continental Svgs + Ln Assn Pfd Conv Ser A
Criimi Mae Inc Pfd 12% F
Criimi Mae Inc Pfd 15% Ser G
International Space Corp
Davis NY Venture Fund-C
Grupo Finc Inbursa Series O Ord Shs
ML Lee Acq Ret Ptr II 89 Reg Ltd Ptnrshp
Detroit Edison 7.54% 6/30/2028
Digital Technologies Media Group Inc
Duke Energy Cap Tr I Quips 7.20%
Duke Energy Corp
Duke Energy Corp sr nts 6.6% 12/31/2038
EDF London Cap 8.625 Ser A
Electro Data Sys
Empire St Mun Ex Ser 97* UT 97th GTD
Equity Office Properties Pfd 8.625%
Equity Residential Propertie Pfd C 9.125%
Equity Residentl 8.60% Pfd Ser D
Equity Residentl 7.25% Series G
Equity Secs Tr I
Equity Focus Trs Ut St01-A 10aq
First Industrial REIT Pfd 8.75%
First Industrial REIT 7.9% sr E
First Union Real Estate Equity Pfd Cv Sr A
Fleet Cap Tr VII 7.2%
Ford Mtr Co Cap Tr I Toprs 9%
Fresenius National Medical Care Pfd Cl D
Fresenius Natl Med Care Pfd Cl A 8%
Fresenius Natl Med Care Pfd Cl B 8%
General Motors Pfd 7.375% 10/01/51
Govt Secs Equity Tr- Ser 3
Govt Secs Inc Fd Ser K Unit GNMA Ser K
Govt Sec Inc Fund Ser 1 Unit GNMA
Great-West Life
Gulfport Energy Corp Wt Exp 07/02/2002
HRPT Properties 9.8750% Series A
Euro Disneyland Wts Due 7/11/04
Hecla Mining 7% Pf B
Household Cap Tr 7.25% 12/31/2037
Household Intl Tr 10%
IAC 8.25% 12/31/92
ING Capital Funding Trust I 7.7%
ING Groep Funding Trust II 9.2%
Vkm Insd Muni Incm 332 M
Int'l Paper Capital Tr 7.875 12/1/2038 Cal
Kemper Tax Ex Inc 52 Q
Lehman Bros Holdings Pfd Ser I 8%
Lehman Bros Hldgs Cap Pfd J 7.875%
Lorcan Resources Ltd
MBIA Inc 6.95% 11/01/2038
MCI Cap I Gtd Pfd Ser A 8%
MCN Michigan LP Pfd Ser A 9.375%
Mediaone Fin Tr Iii Toprs 9.04%
Merrill Lynch Cap Trust Pfd 7.75%
Merrill Lynch & Co Inc Dep Pfd A 9 %
Merrill Lynch Pfd Iii Toprs 7%
Merrill Lynch 7.28% Pfd
MetLife Cap Tr I 8%
Miniscribe Corp CH 11 Conv to CH 7
Municipal Invt Tr Fd Unit Fl 29 M
Muni Invt Tr Fd Ser C
N A B exch pfd tr 8%
Natl Westminster 7.8750
Neostar Retail Group
NJ Economic 7.6% Pfd
Nutri Bevco Inc - Chapter 7 Bnkrptcy
Nuveen Te Ins Natl 240 Q
Ohio Edison Co Pfd A 7.75%
One Bancorp
Public Storage 8.25% Ser L
Reckson Assoc A- 7.625 Pfd CV
Reliastar Finl 8.10% 06/03/27
Royal Bk Scotland Group Plc Spon ADR Pref
Royal Bk Scotland 9.125% Ser D
Royal Bk Scotland ADR Ser E Pfd 9%
Royal Bk Scotland 7.875% Ser K
Royal Bk Scotland 7.4% Ser G
Royce Value Tr Inc Pfd Tax Adv Pfd 7.3%
Ssbh Cap I Trups 7.200%
Santa Fe Energy Trust - UTS
Saturns IBM
Sealed Air cv pf $2.00 Sr A
Sears Roebuck Acceptance 7% 3/1/38 Series
SCE 8.375% 6/30/44
TCI Communic Fin 9.72%
Telephone & Data 7.6% Pfd Ser A
Textron Capital I Trust 7.92
Travelers P&C I 8.08% Pfd due 4/30/2036
Tribune Co
TXU Cap Trust II 8.7% 12/31/34 Ser
UDS Capital I 8.32% Pfd
USX-Marathon Group Inc
USX-U.S. Steel Corp
Van Kampen Merit Sr 1 * Unit Select
Van Kampen Emerging Growth-C
Van Kampen Technology Fd-C
Van Kampen Roaring 2000s A9 (ROARA9)
Weingarten Rlty 7.44%
Wells Fargo Cap Trust IV 7% 9/1/31 Ser
Acm Inc Fund
American Fds - Europacific Growth
Atlantic Gulf Comm wts c
Atlantic Gulf Comm Ser B cv pf 20%
Atlantic Gulf Comm wts a
Atlantic Gulf Comm wts b
American Funds-Growth Fd of Am
Aim High Yield Fund Cl - B
Allstate Corp 7.125%
Arelnet Ltd
Amer Fds-Incm Fd
American Fds- New Perspective
Applied Machinery Technology
Artisan International FD
Archer Sys Inc Com
Equity Inc (AT&T)
American Fds-Washington Mutual Inv
Arcturus Ventures Inc
Arizona Star Resource Corp
Baron Asset Fund
1838 Bond-Deb
Franklin Mutual Beacon Fd-Z
Berger Invt Port Tr New Generation
Manhattan Bagel Co
Blackrock Income Trust
Blue Chip Value Fund Inc
Blackrock North American Govt Income Trust
Boston Celtics LP Units LTD Partnership
Brandywine Fund Inc
BT Investment Intl Equity Fd
American Century Target Mat. Tr Ser 2005
John Hancock Bk & Thrift Opp Fd
American Century Target Mat. Tr Ser 2020
Basix Corp Pfd Conv
Cancer Direct.Com
Cel Communications
Central Securities Corp
Conseco Strategic Income Fund
Clipper Fund Inc
Caldor Corp
Classic Communications Inc
C O M C Inc
American Century Intermed. Term Treas Fd
Chronar Corp
Chantal Skin Care Corp
Citic Pacific Ltd Ord
Warburg Pincus Intl Equity
American Fds- Cap World Growth
Crossworlds Software Inc
Commonwealth Bank Torrance CA
Cadillac Expls Ltd
Corporate High Yield Fund III
Celanese AG
DaimlerChrysler AG
Diversifax
Dreyfus Hi Yld Strat Fd
Disease Sciences Inc
DecisionLink Inc
Dodge & Cox Stock Fund
Dresdner RCM Biotechnology - N
Dresdner RCM Euope Fund Class N
Dreyfus Small Co Value Fund
Domini Social Equity Fund
Dreyfus Short Inter Govt Bd Fd
Debt Strategies Fund II Inc.
Easy Link Services Corp
Emerging Markets Income Fd I
Electronic Manufacturing Svc
Energysearch Development Drilling Pship
Enterprise Growth Pt A
Euro Disneyland SCA
Emerging Markets Telecom Fd
Fidelity Advisors Equity Growth-T
Fidelity Adv Growth Oppor-T
Aberdeen Asia-Pacific Prime Inc
Fidelity Select Biotechnology
Fidelity Contrafund
Fidelity Contrafund
Aberdeen Commonwealth Income Fd
Fidelity Aggressive Growth Fund
Fidelity Disciplined Equity
Fidelity Retirement Growth
Fidelity Growth Co. Fund
Fidelity Aggressive Growth Fund
Invesco Intl- European Fd
Fidelity Fund
Ferrellgas Partners LP
Fidelity Select Healthcare Select Healthca
Invesco Strategic Health Sciences Fd
Invesco High Yield Fund
Federated High Yield Fund
Federated INcome Trust-Insti
Invesco Dynamics Fund Inc
Franklin Convertible Sec-A
Franklin Custodian Income - A
Franklin US Gvt Sec- Fund A
Fidelity Magellan
Fidelity Magellan
Franklin-NY Tf-I
Fortune Oil & Gas Inc.
John Hancock Regional Bank-A
Franklin Small Cap Growth -A
Fresenius Nat'l Medical Care Hldgs Inc
Fidelity Select Healthcare Select Healthca
Franklin Universal Trust
Fidelity Spartan NY Mun Inc. Fd
Fidelity Intermediate Bond
Fidelity Trend Fund
Federated Ultra Short Bond Fd
Newscorp Overseas 8.625% Pf A Ltd
Partner-Re LTD 8% Cum Pfd Ser A
Rhone Poulenc 8.125% Pfd Ser
Ford Finance Ltd 7.35%
Gabelli Growth Fd
Global Intellicom Inc
Golden Books Family-Wts
Geotele.Com Inc
Global High Income Dollar FD
Templeton Global Income Fd
GOVT Securities Inc Fund GNMA Series I
GOVT Securities INC Fund GNMA Series K
Golden State Bancorp Wt 1/1/10
Harbor Capital Appreciation
Harbor Fd Intl Growth Fd
High Income Oppty Fd Inc
Salomon Bros High Inc Fd II
Hyperion Total Return & Inc FD
Cigna Investment Securities
IPS Millenium Fund
Invesco Worldwide Communications
I Shares DJ US Healthcare
I Shares DJ US Telecommunications
Janus Balanced Fund
Janus Enterprise Fund
Janus Flexible Income Fund
Janus Growth & Income Fund
Janus Global Life Sciences Fund
Janus Global Technology Fund
Jacob Internet Fund
Janus Mercury Fund
Janus Fund
Janus Olympus Fund
Janus Overseas Fd
Janus Twenty Fund
Janus Worldwide Fund
J P Morgan Fleming Euro Fd
John Han Inv Tr
JANUS INVT FD ORION FD
Kana Software Inc.
Key Capital Corp
Scudder-Dreman Hi Ret Eqty Fund - A
Scudder Growth Fund A
Kemper High Income Trust
Scudder Focus Value Plus Growth Fund ClB
Corporate High Yild Fund II
Loomis Sayles Aggr Grth Retl
Lord Abbett Bond Debenture-A
LCS Golf
Lear Corporation
Lipper High Income Bond - Retl
Longleaf Partners Fund
Lipper Europe Equity Retail Shares
Lync Consulting LLC
Mcleodusa Inc CL A
Mfs Chart Inc Tr
Messagemedia Inc Com
Franklin Mutual European Fund
Midas Fund
MFS Mass Inv Growth Stock  A
Migratec Inc.
MFS Inter Inc Tr
MFS MA Investors Trust Cl A
MFS Multimarket Income Trust Sh
Munder Intl Netnet Fund-A
Munder Netnet Fund - Cl A
Munder Netnet Fund - Cl C
Mas Mid Cap Growth Portfolio
MMA Praxis International Fund A
Merito Savings Bank PA
Montgomery Street Income Sec Fd
MuniHoldings NJ Ins'd Fund
Pioneer Int Shs
Muniyield Calif Fund Inc
Muniyield New York Insd Fd
Vanguard Index Tr Small Cap Stock Fd
N B Cap Tr I 7.84%
Neuberger & Berman Focus Fnd
North European Oil Rty Trust
Nexell Therapeutics
Nation Govt Inc Term 2003
Neuberger & Berman Guardian Fd
Nuveen Insd Muni Opportunity
Pilgrim Intl Value Fund-C
Newport News Shipbuilding
N & B Partners
Northern Technolgy Fund
Northeast Inv Trust
Nuveen Muni Val
Nuveen New York Select Quality Muni Fund
Davis New York Venture Fund - B
sestc 2000 shs VAM Ltd
s/e/s/t/c 3 shs GMS Timber
s/e/s/t/c 2 shs WR Grace
Krupp Insured Plus LP Unit Depositary Rece
Krupp Insured Plus Ii LP Unit Depositary R
Paine Webber Equity Partners LP Units Ltd
Oakmark Fund - Cl 1
Oppenheimer Champion Income Fund Cl B
Oppenheimer Multi-Sector Inc
Openheimer Strategic Inc. - A
Oppenheimer Capital Apprec A
Pace American Group
PBHG Growth Fund
PBHG Tech & Communications
Putnam High Inc Cv Bd Fd
Pacific Century Cyberworks
Petroleum & Resources Corp
Penn Traffic Wts Exp 06/07/2005
John Hancock Patriot Global Div Fd
Putnam Growth & Income Fd-A
Prudential Govt Income Fd A
Phoenix Goodwin High Yield A
Putnam Health Science Fd-B
Putnam High Yield Advantage
Putnam Master Intermediate Income Tr
American Italian Pasta Co CL A
PBHG Large Cap 20 Fund
Putnam New Opportunities Fd -A
Pin Oak Aggressive Stock Fd
Putnam OTC&Emerging Growth B
T. Rowe Price Dividend Growth
T Rowe Price European Stk Fd
T. Rowe Price Equity Income Fund
Profit Recovery Group International, Inc.
T Rowe Price Media & Telecom
T Rowe Price New Horizons Fd
T Rowe Price Science & Tech
Putnam NY Tax-Exempt Fund
Putnam Voyager Fund Cl A
Payden & RYG GLbl Fxd Incm-R
Regent Air Corp
Oppenheimer Rochester Fd Municipals Cl B
RS Emerging Growth Fund - A
Axeda Systems Inc
Royce Value Trust
Rydex Series Tr Otc Fund
Royce Premier Fund
Scient Corp
Wells Fargo Equity Index-A
Strategic Global Incm Fd
Strong Growth Fund-Investor
Smith Barney Aggressive Growth Fund
American Fds- Smallcap World
Schwab 1000 Fund
Schwab 1000 Fd - Select Shs
Spectra Fund
Stein Roe Cap Opportunities Fd
Stein Roe Young Investors Fd
Sound Shore Fund Inc
Sit Small Cap Growth Fund
Strong Short High Yield Bond
Suncor Energy
Schwab Int'l Index
Schwab S&P 500 Fund
Schwab S&P 500 Fd - Select Shares
Schwab Small-Cap Index Fd
Schwab Small-Cap Index Fd - Select Shs
Schwab Muni Money Fund Value Adv
Schwab Value Advantage
Schwab Yield Plus FD- Inv
Syquest Technology
Third Ave Value Fr Inc Sml Cap Value
Third Avenue Value Fund
Tweedy Browne Global Value Fd
TCPI Inc.
Franklin Mutual Financial Svc-Z
Templeton Foreign Fd - A
Templeton World Fund-Cl A
Tianrong Internet Products
TMEI Electronics Inc.
TSL Holdings Inc.
Travel Max International
American Cent. 20th Ultra- Inv
Texas American Group
Tri-Continental Corp G&I Fd
Excelsior Value & Restructuring Fund
EXCELSIOR FDS INC ENRGY&NAT RES
US Mines Inc. New
Profunds Ultra OTC Fund Invs
Value Line Convertible Fd
Vanguard BD Index FD Inc Short Trm Prtflio
Vanguard Emerging Markets Stock Index Fund
Vanguard Intl Eq Fd European Portfolio
Vanguard Index Tr 500 Portfolio
Vanguard Health Care Fd
Vanguard Special Health Care
Vanguard Star Fund
Vector Holdings Corp
Vanguard Growth Index FD-A
Viisage Technology Inc
Van Kamp Muni Tr
Vanguard Limited Term T/E FD
Vanguard NY Insd L/T T/E Fund
Vanguard Primecap Fund
Vanguard Growth & Income FD
Vanguard Short Term Federal Fd
Van Kampen Technology Fd-B
Viral Testing System Corp
Vanguard Totl Stk Mkt Indx - A
Van Kampen Senior Income TRS
Van Wagoner Fds Inc Emrgng Grwth Fd
Vanguard Fixed Inc High Yiel
Vanguard Wellington Income - I
Vanguard Intm Trm Tax Exempt
Vanguard Windsor Fund
Vestas Wind Systems AS
Vanguard Fixed Inc Sh Tm Bd Portfolio
Webgalaxy Inc Com
Warburg Pincus GLBL Tele-CMN
Warburg Oincus Japan Growth Fd
Weitz Partners Value Fund
CS Warburg Global Post Venture Capital Fd
Zenith Electronics